Exhibit 12

SPRINT NEXTEL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(in millions)
Earnings
Income (loss) from continuing operations before income taxes	$(339)	$250	$1,483	$1,291	$(3,244)	$(2,149)	$(1,173)
Capitalized interest	(29)	(19)	(113)	(53)	(56)	(58)	(88)
Amortization of capitalized interest	27	26	107	98	86	70	48
Net losses (earnings) in equity method investees	2	(20)	6	(107)	41	79	120

Subtotal	(339)	237	1,483	1,229	(3,173)	(2,058)	(1,093)

Fixed charges
Interest charges	395	413	1,646	1,347	1,274	1,414	1,458
Interest factor of operating rents	156	137	606	450	347	360	388

Total fixed charges	551	550	2,252	1,797	1,621	1,774	1,846

Earnings (loss), as adjusted	$212	$787	$3,735	$3,026	$(1,552)	$(284)	$753

Ratio of earnings to fixed charges	— (1)	1.43	1.66	1.68	— (2)	— (3)	— (4)

(1)	Earnings were inadequate to cover fixed charges by $339 million for the three months ended March 31, 2007.

(2)	Earnings were inadequate to cover fixed charges by $3.2 billion in 2004.

(3)	Earnings were inadequate to cover fixed charges by $2.1 billion in 2003.

(4)	Earnings were inadequate to cover fixed charges by $1.1 billion in 2002.

Note:	The ratios of earnings to fixed charges were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents. Earnings include income from continuing operations before income taxes, plus net losses (earnings) in equity method investees, less capitalized interest.